

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 17, 2010

Mr. Stephen C. Richter
Chief Financial Officer
Weingarten Realty Investors
2600 Citadel Plaza Drive
P.O. Box 924133
Houston, TX 77292-4133

> RE: **Weingarten Realty Investors**
> **Form 10-K for the period ended December 31, 2009**
> **Filed March 1, 2010**
> **Schedule 14A filed March 26, 2010**
> **File No. 0-12423**

Dear Mr. Richter:

We have reviewed your response letter dated May 28, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We refer to the acknowledgements provided at the end of your letter submitted on your behalf by counsel. These acknowledgements should be provided by an authorized officer of the company. Please resubmit the acknowledgements in a letter signed by an authorized officer of the company.

Definitive Proxy Statement on Schedule 14A

Compensation Disclosure and Analysis, page 16

Annual Cash Compensation, page 18

2.   We have reviewed your response to comment 5 from our letter dated May 20, 2010 and note that the salary increase for Messrs. Hendrix and Richter were based, in part, on a review of salary survey information provided by NAREIT. Please tell us if you engaged in any benchmarking to determine base salary. Please also tell us, if known, the component companies included in the NAREIT survey. Refer to Item 402(b)(2)(xiv) of Regulation S-K. Confirm for us that you will include similar disclosure in future filings.

        You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Staff Attorney at 202-551-3404 with any other questions.

                                        Sincerely,

                                        Daniel L. Gordon
                                        Branch Chief